UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
NOCOPI TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
655212 20 7
(CUSIP Number)
Philip Nordan Hudson
P.O. Box 160892
San Antonio, TX 78280-3092
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for the Reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	655212 20 7	SCHEDULE 13D	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS. Philip Nordan Hudson I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,777,777

SHARES	8	SHARED VOTING POWER
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,777,777

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,777,777

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	655212 20 7	SCHEDULE 13D	Page	3	of	6	Pages
Item 1. Security and Issuer
          This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”) of Nocopi Technologies, Inc., a Maryland corporation, (the “Company”). The Company’s principal executive offices are located at 9C Portland Road, West Conshohocken, PA 19428.
Item 2. Identity and Background
(a)	This Schedule 13D is filed by Philip Nordan Hudson (the “Reporting Person”).

(b)	The Reporting Person’s business address is PO Box 160892, San Antonio, TX 78280-3092.

(c)	The Reporting Person is a private investor and is not currently employed.

(d)	The Reporting Person has not been charged or convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
          The Reporting Person acquired the Common Stock directly with personal funds.
Item 4. Purpose of Transaction
          The Reporting Person acquired the Common Stock beneficially owned by him in the ordinary course of his investing activities.
          Depending upon the market conditions and other factors that he may deem material, he may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities or may hereafter acquire in the open market or privately negotiated transactions or otherwise.
          At the time of this filing the Reporting Person has no definitive plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

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(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	The Reporting Person beneficially owns 3,777,777 shares of Common Stock of the Company consisting of approximately 7.01% of the outstanding shares of Common Stock of the Company.

(b)	The Reporting Person has the power to vote or direct vote of, and to dispose or direct the disposition of, the Common Stock of the Company beneficially owned by him.

(c)	Not applicable.

(d)	No person other than the Reporting person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sales of shares of the Common Stock of the Company.

(e)	Not applicable.

CUSIP No.	655212 20 7	SCHEDULE 13D	Page	5	of	6	Pages
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          There are no contracts, arrangements, understandings or relationships (legal or otherwise) the Reporting Person has with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
          Not applicable.

CUSIP No.	655212 20 7	SCHEDULE 13D	Page	6	of	6	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 11, 2008

Signature:	/s/ Philip N. Hudson

Name/Title:	Philip N. Hudson, Investor